Filed by BlackRock California Municipal Income Trust II
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock California Municipal Income Trust
Commission File No. 811-10331

Contact:
1-800-882-0052

Three BlackRock California Tax-Exempt Closed-End Funds Announce Final Pre-Merger Distributions

New York, January 5, 2010 – BlackRock Advisors, LLC announced today that BlackRock California Municipal Income Trust II (NYSE Amex:BCL), BlackRock California Insured Municipal Income Trust (NYSE:BCK) and BlackRock California Municipal Bond Trust (NYSE:BZA) declared final distributions in advance of their reorganizations into BlackRock California Municipal Income Trust (NYSE:BFZ).

These final distributions are comprised of the normal monthly distribution amount plus all undistributed net investment income earned through the effective date of the merger. In order to comply with distribution requirements under the tax code, the funds are required to distribute all of their net investment income prior to the consummation of the merger.

It is currently expected that the reorganizations will be concluded on or about January 29, 2010, subject to all regulatory requirements and customary closing conditions being satisfied, as previously announced on November 30, 2009.  Each of these reorganizations will occur based on the relative net asset values of BCL, BCK, BZA and BFZ.

Distribution details are as follows:

Declaration - 1/5/2010                                                       Ex-Date - 1/11/2010                                                      Record - 1/13/2010Payable - 1/20/2010
Fund Name	Ticker	Per-Share Tax-Fee Dividend
BlackRock California Municipal Income Trust II	BCL	$0.318758
BlackRock California Insured Municipal Income Trust	BCK	$0.257669
BlackRock California Municipal Bond Trust	BZA	$0.322612

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about BFZ as the combined fund.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  With approximately $3.2 trillion under management as of September 30, 2009 (pro forma), BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes.  Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, the firm has over 8,500 employees in 24 countries. For additional information, please visit BlackRock’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BCL, BCK, BZA or BFZ (collectively, the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any Fund distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; and (6) BlackRock’s ability to attract and retain highly talented professionals.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the BlackRock Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.

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